File No. 82-763

Date	1 March 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

04 MAR -4 AM 7:21

04010247

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA carries out hygiene products acquisition in Asia**" Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Sincerely yours,

Peter Nyquist

Margareta Hed
/ Margareta Hed

Encl.

dlw 3/4

PRESS RELEASE

FILE NO. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA carries out hygiene products acquisition in Asia

SCA has acquired the Asia-based baby diaper company Drypers for a purchase price on a debt-free basis of SEK 640 M (USD 87 M). The company has its registered office and production in Kuala Lumpur, Malaysia, and had sales in 2003 of SEK 550 M. Drypers is the market leader in baby diapers in Malaysia (27%) and Singapore (32%) and also has fast-growing market positions in Thailand and the Philippines. In recent years, markets in the area have shown growth exceeding 5%. Drypers also holds a strong position in the incontinence segment.

The company formerly comprised the Asian unit of the Drypers corporation. The operations were purchased in 1999 by Navis Investment Partners, a private-equity company, and the management of Drypers Asia. Through operations being limited to a few product versions and brands, it was possible to significantly reduce complexity in the manufacturing and distribution processes and contributed to Drypers having achieved a costleading position in its markets.

Synergies will arise in the incontinence area as the Group's production in the region can be concentrated to the Philippines, as well as in the form of technology support from SCA's other operations in Personal Care. In addition, SCA's sales organization in the area will be coordinated with Drypers'. The acquired company could also form a future platform for an introduction of feminine hygiene products in the area. The acquisition increases SCA's total sales in Australia and Asia to slightly less than SEK 2,000 M, of which about two-thirds is related to hygiene products.

Based on an operating surplus in 2003, the EBITDA multiple amounts to 8.3 and the acquisition provides a CVA index of 1.6. The transaction is assessed to have a marginal positive impact of the Group's earnings per share in the first 12 months.

Stockholm, 1 March 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone: +46 70-586 07 01.
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Phone: +46 70-575 29 06.